United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Name of Issuer:                Ringer Corporation
Title of Class of Securities   Common Stock
CUSIP Number:                  766907109

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Philip R. Smith, Alphi Investment Management Company     847-405-9595
155 Pfingsten Road, Suite 360, Deerfield, Illinois  60015

Date of Event which Requires Filing of this Statement:
October 1, 1997




CUSIP No. 766907109
Page 2 of 3 Pages

1. Name of Reporting Person     Alphi Fund LP     IRS No. 36-3589366

2. Check the appropriate box if a member of a group     (a) [ ]
                                                        (b) [x]

3. SEC Use Only

4. Source of Funds     00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
     N/A

6. Citizenship or Place of Organization     Delaware

7. Sole Voting Power            495,400

8. Shared Voting Power                0

9. Sole Dispositive Power       495,400

10. Shared Dispositive Power          0

11. Aggregate Amount Beneficially Owned by Each Reporting Person	   495,400

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)     4.1%

14. Type of Reporting Person          PN

CUSIP No. 766907109
Page 3 of 3 Pages



ONLY THOSE ITEMS WHICH ARE HEREBY REPORTED ARE AMENDED. ALL OTHER ITEMS REMAIN UNCHANGED. ALL DEFINED TERMS SHALL HAVE THE SAME MEANING AS PREVIOUSLY ASCRIBED TO THEM IN THE ORIGINAL FILING OF SCHEDULE 13D, UNLESS OTHERWISE NOTED.

Item 5. Interest in Securities of the Issuer

(a) Not applicable.

(b) Not applicable.

(c) In filing Amendment No. 1, transactions were erroneously recorded as purchases when they should have been recorded as sales.
During the sixty (60) days preceding the date hereof, Alphi entered into the following transactions on behalf of itself:

Date Sold          Number of Shares                         Price

08/04/97                     10,000                          1.66
08/22/97                      2,000                          1.44
09/02/97                      3,000                          1.44
09/10/97                      5,000                          1.38
09/16/97                     10,000                          1.41
09/17/97                     16,000                          1.49
09/18/97                     10,000                          1.55
09/23/97                     15,000                          1.66
09/24/97                      5,000                          1.62
09/25/97                     29,100                          1.67
09/29/97                      1,800                          1.69
10/01/97                     30,000                          1.97
10/02/97                     22,000                          2.06
10/03/97                     10,500                          1.96

These sales were open market transactions made on the NASDAQ National Market System.

(d) No person other than AIMCO, in its capacity as general partner of Alphi, has the right to receive nor the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

(e)  Not applicable


*******************

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:     October 6, 1997
Alphi Fund  L.P.
By:  /s/ Philip R. Smith
Philip R. Smith
Secretary of Alphi Investment Management Company, general partner